

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 6, 2009

Mr. Robert Cambridge
Chief Executive Officer
AMHN, Inc.
345 North Maple Drive, Suite 208
Beverly Hills, CA 90210

> **Re: AMHN, Inc.**
> **Form 8-K**
> **Filed September 30, 2009**
> **Form 8-K/A1**
> **Filed October 6, 2009**
> **File No. 000-16731**

Dear Mr. Cambridge:

    We have completed our review of your Form 8-K and related filings, and have no further comments at this time.

                            Sincerely,

                            Donald F. Delaney
                            Senior Staff Accountant